SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005

                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated August 11, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JINPAN INTERNATIONAL LIMITED



                                       By: /s/ Mark Du
                                           -------------------------------------
                                       Name:  Mark Du
                                       Title: Principal Financial Officer
Dated:  August 11, 2005

    EXHIBIT NO.     DESCRIPTION

    1.              Press release, dated August 11, 2005.

                                                                       EXHIBIT 1

JINPAN INTERNATIONAL LIMITED ANNOUNCES CONSOLIDATED INTERIM FINANCIAL RESULTS FOR 6 MONTHS ENDED JUNE 30, 2005

      Englewood Cliffs, NJ - August 11, 2005 - JINPAN INTERNATIONAL LIMITED ("Jinpan" or the "Company") (AMEX: JST) today announced consolidated interim financial results for the six months ended June 30, 2005. This is the first time the Company has announced interim period financial results, thus, comparison data for prior periods is not provided.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005


      For the six months ended June 30, 2005, Jinpan reported net sales of RMB182 million (approximately US$22 million); cost of goods sold of RMB122 million (approximately US$14.7 million) or 67% of sales; gross profit of RMB60 million (approximately US$ 7.2 million) or 33% of sales. The Company expects its cost of goods sold to increase, due to increases in the price of steel and copper, raw materials Jinpan uses to produce its transformers. The increase in the price of steel and copper was especially dramatic during the first four months of this year. To counter these anticipated price increases, the Company raised its sales prices during January 2005. Jinpan expects these sales price increases to help it maintain its historical profit margins. For the six months ended June 30, 2005, Jinpan reported selling and administrative expenses of RMB40 million (US$4.8 million) or 22% of sales; net income of RMB12.7 million (US$1.54 million) or 7% of sales; and earnings per share of RMB1.97 (US$0.24).

      As of June 30, 2005, the Company had cash and cash equivalents of RMB26 million (approximately US$3.16 million), total current liabilities of RMB 112.7 million (approximately US$13.6 million) and shareholders equity of RMB234.5 million (approximately US$28.3 million).

      Jinpan reiterated its previous forecast that it expects annual sales to increase in 2005 approximately 50% compared to 2004 and overall annual net income in 2005 to increase approximately 25% compared to 2004. Jinpan's management has noted that the Company's business is cyclical, and that the majority of its revenues occur during the second half of the year.

                  JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                               AS OF JUNE 30, 2005

                                                                       US$           RMB
                                                                    --------       --------
                                                    (In thousands, except number of shares and per share data)
Assets
Current assets:

    Cash and cash equivalents                                          3,160         26,142
    Accounts receivable, net                                          20,329        168,197
    Inventories                                                       11,683         96,658
    Prepaid expenses                                                   2,440         20,187
    Other receivables                                                    909          7,523
                                                                    --------       --------

Total current assets                                                  38,521        318,707

Property, plant and equipment, net                                     4,219         34,904

Construction in progress                                                 171          1,411

Deferred tax assets                                                       86            707
                                                                    --------       --------
Total assets                                                          42,997        355,729
                                                                    ========       ========


Liabilities and Shareholders' Equity

Current liabilities:

   Short term bank loans                                               2,749         22,745
   Accounts payable                                                    2,474         20,475
   Advance from customers                                              1,195          9,887
   Other Payable                                                       7,205         59,589
                                                                    --------       --------

Total current liabilities                                             13,623        112,696

Minority interest                                                      1,032          8,534

Commitments                                                                -              -

Shareholders' equity:

    Common stock, US$0.009 par value:
       Authorized shares - 20,000,000
       Issued and outstanding shares - 6,699,045 in 2005                  60            498
    Convertible preferred stock, US$0.009 par value:
       Authorized shares - 1,000,000
       Issued and outstanding shares - 15,311 in 2005, 6% p.a              -              2
    Additional paid-in capital                                        10,575         87,515
    Reserves                                                           2,435         20,222
    Retained earnings                                                 16,073        132,984
    Accumulated other comprehensive income                                22             70
                                                                    --------       --------
                                                                      29,165        241,291
  Less: Treasury shares at cost, common stock 212,470 shares            (823)        (6,792)
                                                                    --------       --------
Total shareholders' equity                                            28,342        234,499
                                                                    --------       --------
Total liabilities and shareholders' equity                            42,997        355,729
                                                                    ========       ========

                  JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                     For the six months ended June 30, 2005

                                           US$              RMB
                                       ----------       ----------
                                  (In thousands, except per share data)

Net sales                                  21,985          181,901
Other income                                   57              474
                                       ----------       ----------
                                           22,042          182,375

Costs and expenses:
Cost of products sold                     (14,782)        (122,305)
Selling and administrative                 (4,856)         (40,184)
Interest expenses                            (107)            (883)
                                       ----------       ----------
                                          (19,745)        (163,372)

                                       ----------       ----------

Income before income taxes                  2,297           19,003

Income taxes                                 (417)          (3,450)
                                       ==========       ==========

Income before minority interest             1,880           15,553

Minority interest                            (337)          (2,786)
                                       ----------       ----------

Net income                                  1,543           12,767
                                       ==========       ==========

Earnings per share
-Basic                                    US$0.24          RMB1.97
-Diluted                                  US$0.23          RMB1.92

Weighted average number of shares
-Basic                                  6,498,178        6,498,178
-Diluted                                6,663,305        6,663,305


ABOUT JINPAN INTERNATIONAL LIMITED

      Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for distribution in the People's Republic of China. The Company is one of the largest manufacturers and distributors of cast coil transformers in China. Jinpan obtained its International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain such certification In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.

      Important Note: In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which the words "believe," "anticipate," "expect," "plan," "intend," "estimate, "target" and similar expressions, are forward-looking statements within the meaning of the

Private Securities Litigation Reform Act of 1995 are used. While these forward-looking statements represent Jinpan's current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in Jinpan's most recent report on Securities and Exchange Commission (the "SEC") Form 20-F (under the heading "Operating Financial Review and Prospects"), which may be revised or supplemented in subsequent reports and filings Jinpan may make with the SEC.

         Contact:
         Jinpan International Limited
         Mark Du, Principal Financial Officer
         (201) 227-0680